FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2004
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

This Form 6-K consists of:

"Toronto – September 14, 2004 - Northwestern Mineral Ventures Inc. (TSX-V: NWT, OTCBB: NWTMF, Frankfurt: NMV) and Fronteer Development Group Inc. (TSX: FRG, Frankfurt: FRR) are pleased to announce that a recent drill program on their 50-50 joint venture Longtom property in the Bear Province of Canada's Northwest Territories has intersected high grade uranium mineralization. Drilling intersected:

•	1.68% U3O8 over 1.0 meters at a down hole depth of 80 meters. This uranium intercept was part of a broader interval that returned 0.56% U3O8 over 3.0 meters.

•	0.16% U3O8 over 1.0 meters was intersected at a depth of 51 meters in the same hole.

Previous drill campaigns by other operators focused on the copper-gold potential of the property but also intersected anomalous to high grade uranium. Within a 300-meter radius of the new high grade discovery, eight historic drill holes intersected uranium mineralization with indicated values ranging between:

•	0.21% U3O8 over 0.6 meters at a down hole depth of 44.5 meters and

•	0.48% U3O8 over 1.5 meters at a down hole depth of 59 meters.

Based on recent drill hole results and historical records in the surrounding area, there are indications of a near surface uranium system, that has both size and high grade potential. The world average grade from producing uranium mines is 0.15% U3O8.

"Northwestern is encouraged by the strength of these results indicating the existence of high grade uranium mineralization at our joint venture Longtom property," said Kabir Ahmed, President and CEO of Northwestern Mineral Ventures. "Over the next decade, uranium supply is expected to fall short of demand and the current production shortfall is more than 300 million pounds. As such, there is a very real need for new primary mine production. We look forward to working with Fronteer to further define and develop this project."

The summer 2004 program at the Longtom property completed 2,100 meters of drilling to test the copper-gold-silver-uranium targets based on surface mineralization, geophysical data and historic drilling results. Other significant results include:

•	0.19% copper over 15 meters at a down hole depth of 37 meters and

•	0.14% cobalt over 6 meters at a down hole depth of 185 meters.

Northwestern is earning a 50% interest in the Longtom property by completing $5.0 million in exploration work by September 2008. Based on the current and projected price of uranium, Northwestern's management team has asked Fronteer, as operator, to prepare a follow-up program on the Longtom property. This program will explore and expand uranium targets over the course of the next year.

ABOUT NORTHWESTERN:

Northwestern Mineral Ventures is an emerging international exploration company with an experienced management team. The company is focused on properties with potential iron-oxide copper-gold uranium targets and currently has interests in Mexico's Durango and Sinaloa provinces and Canada's Northwest Territories.

ABOUT FRONTEER:

Fronteer is a Discovery-Stage exploration company with clear and immediate growth potential. With an outstanding project portfolio and a solid management team, Fronteer is poised for success."

Northwestern's common shares also trade on the TSX Venture Exchange under the symbol "NWT" and on the Frankfurt Stock Exchange under the symbol "NMV" and the ISIN/CUSIP number CA6681301074.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Kabir Ahmed Kabir Ahmed President

Date: September 14, 2004